September 10, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Ada D. Sarmento Laura Crotty Gary Newberry Angela Connell

Re:	DiCE Molecules Holdings, LLC
Registration Statement on Form S-1 (File No. 333-259061)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between September 9, 2021 and the date hereof, approximately 982 copies of the Preliminary Prospectus, dated September 9, 2021, were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Tuesday, September 14, 2021 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

BOFA SECURITIES, INC.
SVB LEERINK LLC
EVERCORE GROUP L.L.C.

As representatives of the Underwriters

BOFA SECURITIES, INC.

By:	/s/ Greg Butz
Name:	Greg Butz
Title:	Managing Director

SVB LEERINK LLC

By:	/s/ Murphy Gallagher
Name:	Murphy Gallagher
Title:	Senior Managing Director

EVERCORE GROUP L.L.C.

By:	/s/ Ed Baxter
Name:	Ed Baxter
Title:	Senior Managing Director

[Signature Page to Acceleration Request Letter]